Exhibit 1

Media Relations Jorge Pérez +52(81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón +52(81) 8888-4256 ir@cemex.com	Analyst Relations Luis Garza +52(81) 8888-4136 ir@cemex.com

CEMEX REPORTS THIRD-QUARTER

2013 RESULTS

MONTERREY, MEXICO, OCTOBER 24, 2013 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX), announced today that consolidated net sales reached U.S.$4.0 billion during the third quarter of 2013, an increase of 3% versus the comparable period in 2012. Operating EBITDA increased by 2% during the quarter to U.S.$747 million versus the same period in 2012.

CEMEX’s Consolidated Third-Quarter 2013 Financial and Operational Highlights

•	The increase in consolidated net sales was due to higher prices of our products in local currency terms and higher volumes in most of our regions.

•	Operating earnings before other expenses, net, in the third quarter increased by 14%, to U.S.$467 million.

•	Reporting a narrower controlling interest net loss of U.S.$155 million during the third quarter of 2013 from a loss of U.S.$203 million in the same period last year.

•	Operating EBITDA increased during the quarter by 2%, to U.S.$747 million.

•	Operating EBITDA margin decreased by 0.2 percentage points on a year-over-year basis reaching 18.6%.

•	Free cash flow after maintenance capital expenditures for the quarter was U.S.$245 million, compared with U.S.$204 million in the same quarter of 2012.

Fernando A. González, Executive Vice President of Finance and Administration, said: “We are pleased to report continued growth in operating EBITDA on a year-over-year basis supported by the increase in our volumes in most of our regions and an increase in our consolidated prices in local-currency terms for our three main products on a year-over-year basis. We continue to be focused on our companywide efforts to improve our operating efficiencies and the value we generate from our asset base while delivering better value to our customers.

In Mexico, we are encouraged by the prospects going forward given the investment plans and other initiatives recently announced by the federal government to support the infrastructure and housing sectors, as well as the economy in general.”

Consolidated Corporate Results

During the third quarter of 2013, controlling interest net income was a loss of U.S.$155 million, an improvement over a loss of U.S.$203 million in the same period last year.

Total debt plus perpetual notes increased by U.S.$182 million during the quarter.

Geographical Markets Third-Quarter 2013 Highlights

Net sales in our operations in Mexico decreased 11% in the third quarter of 2013 to U.S.$776 million, compared with U.S.$875 million in the third quarter of 2012. Operating EBITDA decreased by 21% to U.S.$248 million versus the same period of last year.

CEMEX’s operations in the United States reported net sales of U.S.$891 million in the third quarter of 2013, up 8% from the same period in 2012. Operating EBITDA increased to U.S.$78 million in the quarter, versus a gain of U.S.$27 million in the same quarter of 2012.

In Northern Europe, net sales for the third quarter of 2013 increased 6% to U.S.$1,169 million, compared with U.S.$1,105 million in the third quarter of 2012. Operating EBITDA was U.S.$162 million for the quarter, 14% higher than the same period last year.

Third-quarter net sales in the Mediterranean region were U.S.$375 million, 9% higher compared with U.S.$342 million during the third quarter of 2012. Operating EBITDA decreased 21% to U.S.$78 million for the quarter versus the comparable period in 2012.

CEMEX’s operations in South, Central America and the Caribbean reported net sales of U.S.$596 million during the third quarter of 2013, representing an increase of 15% over the same period of 2012. Operating EBITDA increased 19% to U.S.$210 million in the third quarter of 2013, from U.S.$177 million in the third quarter of 2012.

Operations in Asia reported a 5% increase in net sales for the third quarter of 2013, to U.S.$139 million, versus the third quarter of 2012, and operating EBITDA for the quarter was U.S.$36 million, up 27% from the same period last year.

CEMEX is a global building materials company that provides high-quality products and reliable service to customers and communities in more than 50 countries throughout the world. CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.

Operating EBITDA is defined as operating income plus depreciation and operating amortization. Free Cash Flow is defined as Operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). Net debt is defined as total debt minus the fair value of cross-currency swaps associated with debt minus cash and cash equivalents. The Consolidated Funded Debt to Operating EBITDA ratio is calculated by dividing Consolidated Funded Debt at the end of the quarter by Operating EBITDA for the last twelve months. All of the above items are presented under the guidance of International Financial Reporting Standards as issued by the International Accounting Standards Board. Operating EBITDA and Free Cash Flow (as defined above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of CEMEX’s ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and Free Cash Flow should not be considered as indicators of CEMEX’s financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.